Exhibit 1

Media Relations	Investor Relations	Analyst Relations
Jorge Pérez	Eduardo Rendón	Lucy Rodriguez
+52 (81) 8888-4334	+52 (81) 8888-4256	+1 (212) 317-6007
mr@cemex.com	ir@cemex.com	ir@cemex.com

CEMEX ANNOUNCES TAKE-OVER BID

FOR TRINIDAD CEMENT LIMITED AT 33.1% PREMIUM

•	Intends to consolidate Trinidad Cement Limited and its subsidiaries

MONTERREY, MEXICO, DECEMBER 5, 2016 – CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX) today announced that one of its indirect subsidiaries, Sierra Trading (“Sierra”), will present an offer and take-over bid (the “Offer”) to all shareholders of Trinidad Cement Limited (“TCL”), a company publicly listed in Trinidad and Tobago, Jamaica and Barbados, to acquire up to 132,616,942 ordinary shares in TCL for TT$4.50 in cash per TCL share, which together with Sierra’s existing share ownership in TCL of approximately 39.5%, would, if successful, result in Sierra holding up to 74.9% of the equity share capital in TCL. Full acceptance of the Offer would result in a cash payment by Sierra of approximately TT$597 million (U.S.$89 million). The Offer price represents a premium of 33.1% over the December 1, 2016 closing price of TCL’s shares in the Trinidad and Tobago Stock Exchange.

Among other conditions, the Offer will be conditional on Sierra acquiring at least an amount of TCL shares that would allow CEMEX to consolidate TCL. Unless extended, the Offer period is expected to close on January 10, 2017.

If the Offer is successful, TCL will continue operating as usual. Additionally, TCL will be maintained as a publicly listed company on the Trinidad and Tobago Stock Exchange with the benefit of a strong local shareholding together with the enhanced benefit of proven management and operational expertise from CEMEX.

TCL’s main operations are in Trinidad and Tobago, Jamaica and Barbados. TCL is the majority shareholder of Caribbean Cement Company Limited (“CCCL”), a main cement producer in Jamaica.

As of September 30, 2016, TCL and its subsidiaries had EBITDA of approximately U.S.$77 million for the last twelve months, net debt of approximately U.S.$113 million, representing a net financial leverage of approximately 1.5x. If the Offer is successful, TCL would be consolidated by CEMEX.

“This Offer represents a clear sign of our commitment to TCL and the region. In addition, although we believe that our Offer is attractive given the premium to the current share price, as part of this commitment, it is also important to us that TCL remains a listed company, so that local investors can continue to benefit from the development of TCL in the future,” said Fernando A. Gonzalez, CEO of CEMEX. “We look forward to continuing our strong relationship with TCL.”

CEMEX is a global building materials company that provides high quality products and reliable service to customers and communities in more than 50 countries. Celebrating its 110th anniversary, CEMEX has a rich history of improving the well-being of those it serves through innovative building solutions, efficiency advancements, and efforts to promote a sustainable future.

For more information on CEMEX, please visit www.cemex.com

For more information on TCL, please visit www.tcl.co.tt

For more information on CCCL, please visit www.caribcement.com

This Offer will be made pursuant to the Take-Over By-Laws of the Trinidad and Tobago Securities and Exchange Commission (“TT SEC”). Copies of the Offer documents will be delivered to the Board of Directors of TCL and will be filed in Trinidad and Tobago with TT SEC and the Trinidad and Tobago Stock Exchange (“TTSE”), in Jamaica with the Jamaica Stock Exchange (“JSE”) and the Jamaican Financial Services Commission (“JFSC”) and in Barbados with the Barbados Stock Exchange (“BSE”) and the Barbados Financial Services Commission (“BFSC”). The TT SEC, TTSE, JSE, JFSC, BFSC and BSE take no responsibility for the veracity or validity of the contents of the Offer documents and in accordance with established practice have neither approved nor disapproved the Offer.

The lead broker with respect to this Offer is Republic Securities Limited (‘RSL’) who may be contacted with respect to any inquiries about the Offer at their offices, 2nd Floor, Promenade Centre, 72 Independence Square, Port of Spain, Trinidad Tel: (868) 623-0435/6/8/9 Email: rslinfo@republictt.com

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of CEMEX to be materially different from those expressed or implied in this release. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein, including the Offer not being successful or the Offer being consummated under terms and conditions different from the one’s referenced in this press release. CEMEX assumes no obligation to update or correct the information contained in this press release. CEMEX is not responsible for the content of any third-party website or webpage referenced to or accessible through this press release.